Filed pursuant to Rule 424(b)(3)
Registration No. 333-259396
PROSPECTUS SUPPLEMENT NO. 7
(to Prospectus dated March 16, 2022)

Rockley Photonics Holdings Limited
Up to 15,000,000 Ordinary Shares

This prospectus supplement supplements the prospectus dated March 16, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-259396). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 10, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees, or other successors in interest, including those who receive any of the shares as a gift, pledge, distribution, redemption, repurchase, cancellation, or other non-sale related transfer (the “selling securityholders”) of up to 15,000,000 of our ordinary shares, nominal value $.000004026575398 per share (“Ordinary Shares”) , including 5,000,000 Ordinary Shares purchased by entities affiliated with SC Health Holdings Limited (the “Sponsor”), issued by Rockley Photonics Holdings Limited, a Cayman Islands exempted company (“HoldCo,” the “Company,” “Rockley,” “we,” or “us”) in a private placement (the “PIPE financing”) in connection with the closing of the business combination (the “Business Combination”) by and among HoldCo, SC Health Corporation, a Cayman Islands exempted company (“SC Health”), and Rockley Photonics Limited, a company organized under the laws of England and Wales (“Rockley UK”). We are registering the offer and sale of Ordinary Shares covered by the Prospectus and this prospectus supplement to satisfy certain registration rights we have granted pursuant to subscription agreements by and among HoldCo, SC Health, and the investors in the PIPE financing. Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the selling securityholders will offer or sell any of the Ordinary Shares. The selling securityholders may sell the Ordinary Shares covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the selling securityholders may sell the Ordinary Shares in the section of the Prospectus entitled “Plan of Distribution.” We will not receive any proceeds from the sale of Ordinary Shares by the selling securityholders pursuant to the Prospectus and this prospectus supplement. We will pay certain expenses associated with the registration of the securities covered by the Prospectus and this prospectus supplement, as described in the section of the Prospectus entitled “Plan of Distribution.” In connection with any sales of securities offered hereunder, the selling securityholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).
Our Ordinary Shares are listed on the New York Stock Exchange under the symbol “RKLY”. On August 10, 2022, the closing price of our Ordinary Shares was $2.12 per share. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 11, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 8-K
____________________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): August 8, 2022
____________________________

Rockley Photonics Holdings Limited
(Exact name of registrant as specified in its charter)
 ____________________________

Cayman Islands	001-40735	98-1644526
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
3rd Floor 1 Ashley Road Altrincham, Cheshire United Kingdom (Address of principal executive offices)		WA14 2DT (Zip Code)
+44 (0) 1865 292017
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
 ____________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Ordinary shares, $0.000004026575398 par value per share	RKLY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	RKLY.WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

(d) Election of Directors

On August 8, 2022, the Board of Directors (the "Board") of Rockley Photonics Holdings Limited (the "Company") appointed Richard Kuntz M.D., M.Sc. as a member of the Board.

Dr. Kuntz brings to the Board a blend of world-class industry, clinical and research experience. Most recently, Dr. Kuntz served as Medtronic’s Senior Vice President, Chief Medical and Scientific Officer. Dr. Kuntz joined Medtronic in 2005 as Senior Vice President and President of Medtronic Neuromodulation, and in 2009 he assumed the role of Chief Clinical and Regulatory Officer. Prior to his 17 years at Medtronic, Dr. Kuntz was the Founder and Chief Scientific Officer of the Harvard Clinical Research Institute and he also served as Associate Professor of Medicine at Harvard Medical School, Chief of the Division of Clinical Biometrics, and an interventional cardiologist in the division of cardiovascular diseases at the Brigham and Women’s Hospital in Boston. Dr. Kuntz also served as a member of the Board of Governors of PCORI (Patient-Centered Outcomes Research Institute) from 2010 to 2018.

Dr. Kuntz graduated from Miami University and received his medical degree from Case Western Reserve University School of Medicine. He completed his residency and chief residency in internal medicine at the University of Texas Southwestern Medical School, Parkland Hospital, Dallas, and then completed fellowships in cardiovascular diseases and interventional cardiology at the Beth Israel Hospital and Harvard Medical School, Boston. Dr. Kuntz received his Master of Science in biostatistics from the Harvard T.H. Chan School of Public Health.

There are no family relationships between Dr. Kuntz and any director or other executive officer of the Company nor are there any transactions between Dr. Kuntz or any member of his family and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission. Further, there is no arrangement or understanding between Dr. Kuntz and any other persons or entities pursuant to which Dr. Kuntz was appointed as a director of the Company.

Upon his appointment to the Board, Dr. Kuntz became entitled to compensation pursuant to the Company’s Non-Employee Director Compensation Policy (the “Compensation Policy”). The Compensation Policy provides for annual cash compensation of $45,000 for service on our Board, an additional $10,000 to $20,000 annually for service as the chair of a committee and an additional $5,000 to $10,000 annually for service on a committee in a non-chair capacity.

In addition, pursuant to the Compensation Policy, Dr. Kuntz will receive an initial equity grant of restricted stock units under the Rockley Photonics Holdings Limited 2021 Stock Plan (the “Plan”) on the date of election to the Board with an aggregate grant date value of $220,000. The Compensation Policy also provides for automatic annual equity grants of restricted stock units with an aggregate grant date value of $162,000 on the date of each annual meeting of shareholders.

Item 7.01. Regulation FD Disclosure.

On August 8, 2022, the Company issued a press release entitled “Rockley Photonics Names Richard Kuntz, M.D., to Board of Directors” a copy of which is furnished as Exhibit 99.1 hereto.

The information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Rockley Photonics Names Richard Kuntz, M.D., to Board of Directors
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

The information furnished in this Current Report (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockley Photonics Holdings Limited

Date:	August 10, 2022	By:	/s/ Tom Adams
		Name:	Tom Adams
		Title:	General Counsel